March 24, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mitchell Austin

Re:Liquid Media Group Ltd.

Registration Statement on Form F-1 (File No. 333-252846)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on March 23, 2021 (the “March 23rd Letter”), in which we requested acceleration of the effective date of the above referenced Registration Statement to 2:00 PM, Eastern time, on March 25, 2021. We are no longer requesting that such Registration Statement be declared effective at such time, and we hereby formally, and with immediate effect, withdraw the March 23rd Letter.

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, and in lieu of the March 23rd Letter, we hereby respectfully request that the Securities and Exchange Commission take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), may be declared effective on March 24, 2021, at 12:00 p.m., Eastern time, or as soon as possible thereafter.

Please call Mark D. Wood ((312) 902-5493)) or Mark J. Reyes ((312) 902-5612)) of Katten Muchin Rosenman LLP as soon as the Registration Statement is declared effective.

Very truly yours,

Liquid Media Group Ltd.

By:   /s/ Daniel Cruz

Name:Daniel Cruz

Title:Chief Financial Officer

cc:Mark D. Wood, Esq., Katten Muchin Rosenman LLP

Mark J. Reyes, Esq., Katten Muchin Rosenman LLP